April 28, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-7010
Attention:      Howard Efron, Staff Accountant
                        Kevin Woody, Branch Chief

Re:	Developers Diversified Realty Corporation Form 10-K for the year ended December 31, 2010 File No. 1-11690

Ladies and Gentlemen:
     Developers Diversified Realty Corporation, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 13, 2011 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”).
     Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.
Form 10-K for the year ended December 31, 2010
Item 2 — Properties. page 16
1.	In future periodic filings, please clarify how the average annualized base rent per square foot disclosure accounts for concessions, abatements, and reimbursements. If the rental disclosure does not account for abatements or concessions, please quantify the effective rentals after subtracting the adjustments from contractual rents.
Response:
We will clarify in future filings that our average annualized base rent per square foot disclosure does not consider tenant expense reimbursements. The Company generally does not offer rent abatements or concessions. To the extent material, we will include appropriate disclosure regarding the impact of such items on our annualized base rent per square foot in future filings.

Securities and Exchange Commission
April 28, 2011

2.	Please advise us whether you consider “same store” NOI a key performance indicator. We may have further comment.
Response:
The Company does not consider same store NOI (“SSNOI”) to be a key performance indicator. SSNOI is one operational data point out of many used by the industry to assess general asset portfolio trending and, accordingly, the Company provides SSNOI supplementally to investors. However, there is no industry benchmark regarding the method of calculation. As a result, SSNOI is not consistently defined or calculated by peer companies or investors. Further, this metric does not take into account all aspects of the Company’s performance because same store property level NOI does not include the impact of acquisitions and dispositions, corporate level revenues and expenses such as management fee revenue, interest income, interest expense, general and administrative expenses and can be significantly influenced by the level of capital expenditure spending.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary, page 60
3.	In future periodic filings, please expand your disclosure to discuss trends and uncertainties related to your business. For instance, we note from your disclosure in the Properties section on page 17 that you have significant lease expirations in the next year. Please include disclosure regarding the relationship of market rents and leases expected to expire in the next period, as well as the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases.
Response:
We will expand our disclosure in future filings to discuss the above trends and uncertainties related to our business including the relationship of market rents and leases set to expire in the next period as well as leasing spreads generated on both new and renewal leases.
4.	In future periodic filings, please discuss leasing results for the current reporting period and include disclosure in regards to tenant improvements costs, leasing commissions and tenant concessions. Please provide such disclosure on a square footage basis.

Securities and Exchange Commission
April 28, 2011

Response:
We will expand our disclosure in future filings to discuss leasing results. The Company generally does not offer rent abatements or concessions. However, to the extent material, we will include appropriate disclosure regarding the impact of such amounts in future filings.
5.	We note your reference to proceeds raised through your continuous equity program. In future periodic filings, please revise your disclosure in this section to provide disclosures mirroring the disclosure located in Note 9 to the financial statements, under the Common Shares subheading on page F-35. Also supplement the referenced disclosure to discuss your use of the proceeds from such offerings as well as the amount remaining in the program.
Response:
We will revise our disclosure in future filings to mirror the disclosure located in Note 9 to the financial statements in periods when proceeds are raised through the continuous equity program. We will also supplement our disclosure to discuss our use of the proceeds from such offerings as well as the amount remaining in the program.
Balance sheet, page 61
6.	We note your disclosure that funds generated during 2010 by the sale of assets was approximately $791 million of which approximately $250 million represented the Company’s proportionate share. Tell us how this amount reconciles to the amounts shown within your consolidated statements of cash flows for the year 2010.
Response:
The difference between the approximately $250 million disclosed on page 61 of the Form 10-K as the Company’s proportionate share of asset sale proceeds and the $156.4 million in “Proceeds from disposition of real estate” presented on the consolidated statement of cash flows for 2010 on page F-6 of the Company’s Form 10-K is due primarily to its share of proceeds from unconsolidated joint ventures which are reflected on a separate line item of the consolidated statement of cash flows. The Company’s proportionate share of asset sale proceeds from unconsolidated joint ventures was approximately $100 million in 2010. Of this amount, $24.3 million was received in 2010 and disclosed on the cash flows statement as “Distributions of proceeds from sale and refinancing of joint venture interests” with the balance of the funds being utilized to repay joint venture indebtedness or retained in the joint venture.

Securities and Exchange Commission
April 28, 2011

Funds From Operations, page 86
7.	Please tell us whether your definition of FFO is consistent with NAREIT’s definition. If so, please disclose in future periodic filings. If not, please quantify for us the differences between the two definitions and disclose these differences in future periodic filings.
Response:
The Company defines its calculation of Funds From Operations (“FFO”) in the Funds From Operations section on page 86 of the Form 10-K. This definition is different than NAREIT’s definition only in that the Company has historically included the gains, net of tax, generated from merchant build asset sales. The Company discloses this difference in Footnote C on page 87 of the Form 10-K as follows:
The amount reflected as gain on disposition of real estate and real estate investments from continuing operations in the consolidated statements of operations includes residual land sales, which management considers to be the disposition of non-depreciable real property and the sale of newly developed shopping centers. These dispositions are included in the Company’s FFO and therefore not reflected as an adjustment to FFO. For the years ended December 31, 2010, 2009 and 2008, net gains resulting from residual land sales aggregated $1.0 million, $4.8 million and $6.2 million, respectively. For the years ended December 31, 2009 and 2008, merchant building gains, net of tax, aggregated $0.5 million and $0.4 million, respectively.
No such gains were recorded in 2010 and the Company does not expect such gains to be generated in future periods. In future filings, to the extent applicable, we will disclose how our definition of FFO deviates from NAREIT’s definition of FFO.
8.	Please tell us how you calculated DDR’s ownership interest in FFO of its joint ventures for the three years presented. Within your response, please tell us how these amount correlate with the amount of equity in net income of your joint ventures that you have recorded within your consolidated statements of operations.
Response:
DDR’s ownership interest in FFO is computed based on the Company’s economic ownership in its unconsolidated joint ventures. DDR’s ownership interest in FFO is computed utilizing a methodology that is consistent with the computation of the Company’s proportionate share of its equity in net income (loss) of joint ventures in accordance with GAAP. The computation begins with FFO rather than net income (loss) at the joint venture level. The computation of FFO at the joint venture level is computed

Securities and Exchange Commission
April 28, 2011

in the same manner as the Company’s computation of FFO. Reconciling items between DDR’s ownership interest and FFO and its reported equity in net income (loss) from joint ventures on the consolidated statements of operations are the same reconciling items that exist between the Company’s FFO and its reported net income (loss) that are disclosed on page 86 of the Form 10-K.
9.	Please tell us how your disclosures of Operating FFO are in compliance with Item 10(e) of Regulation S-K. Specifically, tell us how you have reconciled to the most appropriate GAAP performance measure and to FFO as calculated in accordance with NAREIT’s definition. Lastly, please ensure that you provide additional clarification as to why management has determined it necessary to make the adjustments and how these adjustments would be beneficial to an investor’s understanding of your operations.
Response:
We utilize and disclose Operating FFO as a performance measure not a liquidity measure. Our presentation of Operating FFO as a performance measure is in compliance with Item 10(e) of Regulation S-K because, among other reasons, we do not eliminate items identified as non-recurring, unusual or infrequent in nature.
Our presentation on page 87 of the Form 10-K reconciles net loss applicable to common shareholders to FFO applicable to common shareholders. See our response to question 7 above as it relates to the Company’s calculation of FFO in comparison to NAREIT’s definition. An additional table on page 88 of the Form 10-K then reconciles FFO applicable to common shareholders to Operating FFO applicable to common shareholders. In future filings, we will modify the table reconciling net loss applicable to common shareholders to FFO applicable to common shareholders to include the adjustments to arrive at Operating FFO applicable to common shareholders.
We believe the presentation of Operating FFO is useful to investors to better assess the performance of the Company’s core operating real estate portfolio. Further, investors routinely request the presentation of the adjustments we make to arrive at Operating FFO so they can appropriately exclude the amounts in their valuation models of the Company.
Contractual Obligations and Other Commitments, page 102
10.	Please provide a table of contractual obligations that is compliant with Item 303 of Regulation S-K.
Response:
The Company understands that Item 303 of Regulation S-K requires the tabular disclosure of contractual obligations for Long-Term Debt Obligations, Capital Lease Obligations, Operating Lease Obligations and Purchase Obligations aggregated by type of obligation. The presentation must include all of the obligations of the Company in

Securities and Exchange Commission
April 28, 2011

specified categories. The Company provides this disclosure in a tabular format which includes its Debt Obligations and Operating Lease Obligations. The Company does not have any additional Capital Lease Obligations or other Obligations that should be included within this table. The Company’s other Purchase Obligations are described below the table as they are not determinable as to the year of the payment. The Company also describes any other relevant obligations below this table in which the year of payment of the obligation is undeterminable. As requested, the Company will adjust the presentation of the table to conform to the table prescribed in Item 303 of Regulation S-K paragraph (a)(5)(i) in future filings which will be presented as follows (amounts provided are as of December 31, 2010):

Contractual
Obligations	Total	Less than 1 year		1-3 years	3-5 years	More than 5 years

Debt	$4,302,000	$993,727	(1)	$1,008,242	$1,158,996	$1,141,035
Operating Leases	154,833	4,578		8,939	8,343	132,973

Total	$4,456,833	$998,305		$1,017,181	$1,167,339	$1,274,008

(1)	Included in principal payments is $600.0 million in 2011 associated with the maturing of the term loan. In February 2011, the Company executed its one-year extension option.
Financial Statements
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Principles of Consolidation, page F-7
11.	Please tell us your basis for presenting the results of operations of the Mervyns Joint Venture as discontinued operations with your consolidated statements of operations as it appears that you have some continuing involvement with the joint venture.
Response:
Following the transfer of the Mervyns Joint Venture into receivership, the Company had no significant continuing involvement, nor is the Company entitled to any cash flows that will be significant to the ongoing entity. The Company does not have decision making rights in any form relating to the operation of the assets, nor does it have any effective legal or economic rights or obligations and no longer shares in profits, losses or cash flows of the entity. Accordingly, the Company has classified the historical activity of the Mervyns Joint Venture as discontinued operations as the conditions set forth in Accounting Standards Codification (“ASC”) 205-20-45-1 have been met and the Company is not entitled to any cash flows that would be deemed significant pursuant to ASC 205-20-55.

Securities and Exchange Commission
April 28, 2011

Note 2. Investments in and Advances to Joint Ventures
12.	We note you have a 79.45% interest in the Sun Center Limited real estate joint venture as of December 31, 2010. Please tell us about the terms of the joint venture agreement and how you were able to reach the conclusion under your consolidation policies that this joint venture should not be consolidated.
Response:
The Sun Center Limited joint venture, organized as a Limited Liability Company, is owned 79.45% by DDR and 20.55% by an independent third party engaged in the business of shopping center ownership and management (the “Partner”). Pursuant to ASC 810, the joint venture does not qualify as a variable interest entity because there is sufficient equity at risk, both parties have the right or obligation to receive and absorb gains or losses of the venture, both parties are the only parties with the right to make decisions regarding the asset of the joint venture, and although the distribution of economic benefits is disproportionate to equity ownership/voting rights (as further described below), substantially all of the entity’s activities do not involve or are conducted on behalf of the party with disproportionately low voting rights. Under the terms of the operating agreement, the Partner participates in decisions that occur as part of the ordinary course of the Sun Center Limited’s business and are significant factors in directing and carrying out the activities of the business and include (but are not limited to) approval rights over operating budgets, capital improvements, new leases and refinancing of debt obligations. All significant decisions described above require approval by both the Company and its Partner (both are Managing Members), thus voting is split 50/50 and no one party is in a position to unilaterally control the joint venture. Accordingly, the Company does not control the Sun Center Limited joint venture and accounts for it for under the equity method of accounting.
Note 8. Commitments and Contingencies. pages F-30 to F-32
13.	We note your disclosure regarding the November 4, 2009 complaint by Coventry. Please tell us why you believe this lawsuit is not estimable and why you believe you have met the disclosure requirements under 450-20-50 of the accounting standards codification.
Response:
In the preparation of the Company’s disclosure regarding the November 4, 2009 complaint by Coventry, the Company reviewed, and believes that it has complied with, the disclosure requirements under ASC 450-20-50. At the time of the filing of the Form 10-K, the Company had determined that under ASC 450-20-25-2, an estimated loss from the litigation could not be accrued by a charge to income because (a) the Company did not have information that indicated that it was probable that a liability had been incurred and (b) the potential amount of the loss could not be estimated. While the Company believes that (1) the allegations in the lawsuit are without merit, and (2) it has strong

Securities and Exchange Commission
April 28, 2011

defenses against the lawsuit and intends to vigorously defend against the claims, the Company was unable to express an opinion as to the ultimate outcome of the lawsuit based upon the activity through the filing date and overall scope and context of the proceedings. As a result, the Company was not able to make a determination that a loss contingency was probable or estimable. The Company reached these conclusions based on the Company’s evaluation of all available information, including: (i) the pendency of Coventry’s motion to dismiss the Company’s counterclaims, and Coventry’s appeal of the court’s dismissal of its claim that the Company breached a fiduciary duty owed to Coventry; (ii) the significant amount of fact discovery yet to be completed in the action, including a majority of the scheduled party depositions and all non-party depositions; (iii) the Company’s ongoing analysis of materials received in discovery; (iv) the absence of any expert discovery to date, including with respect to damages; and (v) the amount of time remaining before trial (which has not been scheduled by the Court). Furthermore, the amount of loss cannot be reasonably estimated because the plaintiff has yet to provide any information regarding the calculation of its claimed damages and no allocation of alleged damages among its various allegations, but rather, to date has simply stated that damages are “to be determined at trial, but no less than $500 million” without further justification or explanation.
Although an unfavorable outcome regarding the contingency has not been determined to be probable, because the lawsuit is subject to the uncertainties inherent in the litigation process and due to the status of the lawsuit as described above, the Company could not determine with certainty whether there is at least a reasonable possibility that a loss may have been incurred. However, paragraphs 3-5 of ASC 450-20-50 require disclosure regarding the nature of a reasonable possible loss contingency and an estimate of the possible loss or range of possible loss or a statement that such an estimate cannot be made. Therefore, the first two paragraphs of the Company’s “Note 8. Commitments and Contingencies” on pages F-30 and F-31 of the Form 10-K provide disclosure regarding the nature of the contingency and include a statement that an estimate of the loss cannot be made in accordance with ASC 450-20-50.
In summary, the Company continues to believe the allegations in the lawsuit are without merit and intends to vigorously defend against the claims. No further developments have occurred as of the date of this response letter that alters the Company’s current view of this litigation or would enable the Company to state an opinion regarding the outcome of the lawsuit or provide an estimate of the reasonably possible loss or range of possible loss, if any. The Company will continue to assess whether it is able to express an opinion regarding the outcome of these proceedings or the reasonably possible loss or range of possible loss, if any, as litigation progresses and as additional information becomes available, and will modify its disclosures in future filings to the extent appropriate.

Securities and Exchange Commission
April 28, 2011

Note 9. Non-Controlling Interests, Preferred Shares, Common Shares and Common Shares in Treasury
Measurement of Fair Value — Equity Derivative Instruments Valued on a Recurring Basis, page F-36
14.	Please describe to us the option pricing model used to determine the value of these instruments and how this model properly includes the effect of the Downward Price Protection Provisions. In addition, please disclose key unobservable input assumptions of volatility and dividend yield, along with a discussion of the susceptibility of these assumptions to change based upon past historical experience. Lastly, please make similar disclosures to the key unobservable input assumptions used related to the level 3 asset valuations provided on page F-39.
Response:
As further described below, the Company’s option pricing model for these instruments incorporates the relevant factors and assumptions that we believe a knowledgeable and willing market participant would normally consider. Upon issuance of the first five million warrants in the second quarter of 2009, and on an ongoing basis, the Company evaluated the valuation implications of the Downward Price Protection Provisions on the overall instrument valuation. In consultation with parties knowledgeable both in the area of derivative valuation and with our transaction specifically, we determined that a market participant would not ultimately assign any value to the provisions because they were within management’s control and unlikely of being triggered given the Company’s financial position. Further, the Company publicly disclosed it had no intention or financial need to consider issuing equity on terms that would trigger these provisions. Management’s then and ongoing internal projections required no equity issuance due to the equity that had already been successfully raised or committed as part of the 30 million share issuance to the Otto family as well as the continued availability of other less dilutive sources of capital to fund our obligations. The Company publicly discussed at its investor day presentation on July 1, 2009 the various sources and uses of capital it was modeling over the next several years to strengthen its balance sheet and specifically stated that equity capital raises were only considered on a discretionary/opportunistic basis and were not a required source of funding to meet our stated objectives or upcoming maturities. Further, an equity raise at or near the $6.00 Downward Price Protection threshold did not support the Company’s overall strategy and would have been further dilutive to its earnings considering the debt raising opportunities that were available to us. Accordingly, as the Company had other sources of capital, the Company was only considering opportunistically raising equity at share prices at least in excess of $7.00. At the time the warrants were issued, the Company was already in the process of raising over $1 billion of potential new debt which was fairly widely known in the marketplace and was also discussed in the investor day presentation described above. The single largest component of that debt came in the form of a $400 million, five-year loan that was successfully originated in October 2009 and securitized in November 2009

Securities and Exchange Commission
April 28, 2011

under the Term-Asset Backed Securities Loan Facility (“TALF”) provided by the Federal Reserve Bank of New York. Including the $400 million TALF loan, the Company raised over $600 million in new mortgage capital in 2009 as well $300 million in unsecured seven-year notes. The Company was also successful in generating the necessary proceeds to reduce leverage through a significantly reduced common share dividend as well as discretionary asset sales. Consistent with the Company’s strategy of only issuing equity at share prices in excess of $7.00, in the second half of 2009, the Company was able to raise approximately $204.5 million of discretionary equity capital at an average price of $8.78 per share. In addition, in the first quarter of 2010, the Company raised approximately $338 million in net common equity proceeds in an underwritten offering at a price of $8.16 per share. While the Company believed that the Downward Price Protection Provisions had little value at inception, as a result of these debt and equity raising activities and the significant increase in our share price, this further solidified our view that the Downward Price Protection Provisions had no economic value.
As outlined above, although it was considered when valuing these instruments, the Company determined that market participants would not have assigned a value to our Downward Price Protection Provisions based upon our financial condition and publicly stated intentions and that the value of these provisions was solely within management’s control for which information was publicly available to support that the likelihood of triggering such provisions would be remote.
Based upon our conclusions regarding the valuation of the Downward Price Protection Provisions, we subsequently determined that a Bloomberg option pricing model was a reasonable and supportable approach towards valuing these instruments. The range of the key unobservable input assumptions for the warrants in 2010 and 2009, which we will disclose in future filings, as determined on a quarterly basis, were as follows:

	2010	2009
Historical volatility	78% - 79%	74% - 77%
Dividend yield	2.4% - 4.2%	3.9% - 9.8%
As disclosed on page F-36 of the Form 10-K, the Company utilized a historical volatility assumption because it believed this better reflected the valuation of the instruments by a market participant at that time. The warrants had a five-year term versus the short-term nature of the Company’s publicly traded options. Since volatility measures the variation of the stock price over time, this assumption is susceptible to change as reflected above. The dividend yield assumptions were determined based upon the closing price of our common shares and our estimated dividend payout rates over the instrument term. The trading value of our common shares was significantly lower in 2009 as compared to 2010, resulting in a wider assumption range for that year. The dividend yield assumption is also susceptible to change over time due to the movement in our common share price as well changes in our estimates of the dividend payouts.

Securities and Exchange Commission
April 28, 2011

In March 2011, we received formal notice from the warrant holders that they intended to exercise their warrants. On March 18, 2011, the warrants were exercised in full for cash and are appropriately reflected as such in our consolidated financial statements as of and for the three months ended March 31, 2011. Following the exercise of these warrants during the first quarter of 2011, we have no other instruments with a downward price protection provision that would require valuation.
We will continue to provide the 2010 period-end comparative disclosure on page F-36 of the Form 10-K regarding key unobservable input assumptions related to level 3 asset valuations.
*      *      *
     In connection with the above response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-755-6453 or by facsimile at 216-755-3453.

Sincerely,
/s/ David J. Oakes
David J. Oakes
Senior Executive Vice President & Chief Financial Officer